UNITED REEF LIMITED
FILE NO. 82-4331

02049771

UNITED REEF LIMITED

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2002

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

Report To Shareholders

Dear Shareholders:

The Company has recently filed its audited financial statements for the year ended November 30, 2001 and mailed copies to shareholders. If you have not yet received a copy they can be viewed on the internet at *www.sedar.com* or by requesting a copy from the Company. We have temporarily delayed calling the Annual Meeting of Shareholders and anticipate a meeting will be held during July or August.

Since our last report, the reverse takeover of Asquith Resources Inc. was successfully completed in late November 2001. On completion of the transaction Asquith changed its name to AXMIN Inc. and began trading on the CDNX under the symbol AXM. Although AXMIN's share price has not yet shown a significant price increase, they have begun to announce encouraging drill results from exploration programs commenced in 2002. We anticipate these events will ultimately begin to be reflected in the AXMIN share price. Subsequent to the quarter end we have also entered into an agreement with AXMIN for the sale of the remaining piece of equipment from our Central African Republic project. This transaction is subject to regulatory approval and we anticipate will be completed during the current quarter.

We have also been involved in ongoing discussions since the first of this year for participation in a new exploration project for the Company. Inquiries have also been made to prospective parties who could assist the Company in financing our initial involvement in the project. We look forward to reporting to you further on these events.

On behalf of the Board of Directors

Michael D. Coulter
President

April 29, 2002

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	February 28 2002 (unaudited)	November 30 2001 (audited)
ASSETS		
Current		
Cash	$ 26,593	$ 44,749
Prepaid expenses and sundry receivables	12,833	14,250
	39,426	58,999
Investment in AXMIN Inc.	72,483	72,483
Investment in marketable securities	-	8,379
Investment in resource properties	1,457	1,957
	$ 113,366	$ 141,818
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 156,245	$ 156,399
Due to a related party	209,751	212,541
	365,996	368,940
SHAREHOLDERS' DEFICIENCY		
Capital Stock		
Authorized: Unlimited common shares without par value		
Issued: 39,262,203 common shares (2001 - 39,262,203)	17,127,558	17,127,558
Deficit	(17,380,188)	(17,354,680)
	(252,630)	(227,122)
	$ 113,366	$ 141,818

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28,	2002	2001
Revenue	$ -	$ -
Expenses		
Administration	$ 25,500	$ 13,982
Loss on foreign exchange	8	38
Loss before the following	**(25,508)**	**(14,020)**
Gain on sale of mining property	-	20,000
Central African Republic recoveries, net	-	14,691
Net income (loss) for the period	**(25,508)**	**20,671**
DEFICIT, beginning of period	**(17,354,680)**	**(17,382,527)**
DEFICIT, end of period	**$ (17,380,188)**	**$ (17,361,856)**
Income (loss) per share for the period	**$ (0.00)**	**$ 0.00**

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28,		2002		2001
Operating activities				
Net income (loss) for the period	$	(25,508)	$	20,671
Recoveries of Central African Republic expenditures, net		-		14,691
Gain on sale of mining property		-		(20,000)
		(25,508)		15,362
Non-cash items:				
Prepaid and sundry receivables		1,417		14,809
Accounts payable and accrued liabilities		(154)		(7,907)
		(24,245)		22,264
Investing activities				
(Increase) decrease in marketable securities		8,379		(60,000)
Sale of mining property		-		30,000
Decrease in resource properties		500		-
		8,879		(30,000)
Financing activities				
(Increase) decrease in due to a related party		(2,790)		7,850
		(2,790)		7,850
Change in cash		(18,156)		114
CASH, beginning of period		44,749		4,995
CASH, end of period	$	26,593	$	5,109

See accompanying notes to the financial statements.

Notes To The Financial Statements

For the three month periods ended February 28, 2002 and 2001 (unaudited)

1. *Nature of Operations*
   United Reef Limited (the "Company") is a mineral exploration company, which at present holds only nominal interests in exploration properties and is not carrying out active exploration work.
2. *Accounting Policies*
   The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals and follow the same accounting principals and methods of application as disclosed in Note 2 of the Company's audited financial statements for the year ended November 30, 2001. The interim financial statements should be read in conjunction with the Company's year-end audited financial statements.
3. *Comparative Figures*
   Certain of the comparative figures have been reclassified to conform with the current year's presentation.
4. *Capital Stock*
   As at April 29, 2002, the number of outstanding shares (39,262,203) remained the same as at the year-end. There are no securities of the Company outstanding that may be converted, exercised or exchanged for voting or equity securities of the Company.